Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Outdoor Playground, Inc.
12323 Landale Street
Studio City, CA 91604
https://monsterbass.com/

Up to $1,234,999.11 in Common Stock at $0.53
Minimum Target Amount: $10,000.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Outdoor Playground, Inc.
Address: 12323 Landale Street, Studio City, CA 91604
State of Incorporation: DE
Date Incorporated: January 19, 2019

Terms:

Equity

Offering Minimum: $10,000.04 | 18,868 shares of Common Stock
Offering Maximum: $1,234,999.11 | 2,330,187 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.53
Minimum Investment Amount (per investor): $250.69

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

Active subscribers of Monsterbass's subscription are eligible for an additional 5% bonus shares.

Time-Based Perks

Extremely Early Bird

Invest within the first 72 hours and receive 4% bonus shares.

Super Early Bird

Invest within the first week and receive 3% bonus shares.

Early Bird

Invest within the first two weeks and receive 2% bonus shares.

Combo/Avid Investor Perk

Early Bronze | $2,500+

Invest $2,500+ within the first two weeks and receive 2% bonus shares.

Early Silver | $5,000+

Invest $5,000+ within the first two weeks and receive 4% bonus shares.

Early Gold | $10,000+

Invest $10,000+ within the first two weeks and receive 6% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive 1 LUNKERSTICK fishing rod gift card.

Tier 2 | $1,000+

Invest $1,000+ and receive 1 LUNKERSTICK fishing rod gift card + 1 Year MONSTERBASS Subscription.

Tier 3 | $5,000+

Invest $5,000+ and receive 3% bonus shares + a gift card for 3 LUNKERSTICK fishing rods + 1 Year MONSTERBASS Subscription.

Tier 4 | $10,000+

Invest $10,000+ and receive 5% bonus shares + a gift card for a full set of LUNKERSTICK fishing rods + 1 Year MONSTERBASS Subscription + Private dinner with Monsterbass CEO and team.*

Tier 5 | $25,000+

Invest $25,000+ and receive 10% bonus shares + a gift card for a full set of LUNKERSTICK fishing rods + 1 Year MONSTERBASS Subscription + Private dinner in Los Angeles with CEO and team + Weekend fishing trip with Monsterbass CEO and team.*

*Monsterbass will fly out investors qualifying for these perks

** MONSTERBASS Subscriptions will commence at the conclusion of this Reg CF offering

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Outdoor Playground, Inc. (Monsterbass) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.53 / share, you will receive 110 shares of Monsterbass, meaning you'll own 110 shares for $53. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Outdoor Playground, Inc., DBA MONSTERBASS® connects millions of anglers across the USA through the sport that they all love – fishing... and we do so through our website, our content, our products & our subscription boxes.

Since our inception, we've generated more than $20 million in sales, shipped more than 10 million baits and built a community of passionate people who share a love for fishing! We're on a mission to unleash the MONSTERBASS® within you and bring the thrill of the great outdoors straight to your doorstep with our customizable and convenient subscription boxes. Each month you'll receive hand-selected, region-specific fishing tackle curated by our team of expert anglers. But that's not all – we go the extra mile to ensure you have everything you need for a fun and successful day on the water... including the right gear, pro tips, instructional videos & soon a mobile app that allows you to put your skills to the test!

As a B2C and B2B digital consumer brand, MONSTERBASS® has mastered the art of catering to fishing enthusiasts through our omnichannel sales strategy. Our revenue streams flow from individual eCommerce purchases, to subscription-based products, as well as a B2B retail strategy to ensure a consistent and growing customer revenue base.

Outdoor Playground, Inc. was originally formed as Outdoor Playground LLC in CA on January 09, 2019, and converted to Outdoor Playground, Inc., a DE Corporation on August 3, 2021.

Competitors and Industry

Fishing isn't just a sport; it's a way of life for over 50 million Americans who fish each year. According the Recreational Boating and Fishing Foundation (RBFF), the number of all anglers, six years and older, has grown steadily in recent years, reaching 50.1 million in 2019, or roughly one in six Americans. Together, they spend over $51 billion annually.

In fact, fishing ranks as the 4th most popular sport by participation, with even more enthusiasts than the combined numbers of golf and tennis players (RBFF). According to the American Sportfishing Asociation, the Global Sports Fishing Equipment Market projected to reach a staggering $21.41 billion by 2027, and MONSTERBASS® is ready to dive in,

MONSTERBASS® has gained recognition as a leading adjective for large bass, capturing the essence of our brand. Additionally, our trademark pending product line, LUNKERSTICK, showcases our commitment to manufacturing top-notch fishing rods, aptly named after the commonly used terms for large fish and fishing rods themselves. Our key performance indicators (KPIs) have reached all-time highs, with exceptional metrics across customer acquisition cost, customer lifetime value, and attrition.

MONSTERBASS®' main competitors include: Mystery Tackle Box, Warriors Tackle Supply, PostFly Box & more.

Current Stage and Roadmap

Current Stage

MONSTERBASS® is one of the most popular fishing subscription boxes and is quickly becoming known as a complete brand in the sport, with a full product line of baits, fishing rods, terminal tackle, tackle storage & more. Additionally, our trademark pending product line, LUNKERSTICKS, showcases our commitment to manufacturing top-tier fishing products. Our key performance indicators (KPIs) have reached all-time highs, with exceptional metrics across customer acquisition cost, customer lifetime value, and attrition.

Future Roadmap

In 2025 MONSTERBASS® is launching a Catch, Measure & Compete, a mobile app that not only offers fun challenges and competitions, allowing members to earn badges, trophies and more, but it also captures real-time data that we will leverage to influence consumer buying decisions. We're also launching a kid's subscription box that focuses on the future of fishing and the next generation of buyers, as well as a new line fo BFS rods to meet the demands of our growing customer base.

As we continue to grow we'll look to expand the Trophy Room, our community leaderboards that show our members where they rank in the community, in their state and on their favorite waters. We'll use that information to fuel our "shop by water" & "shop by texhnique" pages to help conumers use real-time data to support their purchasing decisions.

MONSTERBASS® is commited to supporting our country's Veterans and giving back to those who have served this country & our partnership with Army Bass Anglers will help to support their 50,000+ Veteran members across the country. Furthermore, we've secured retail representation across the country and have partnered with retailers like Tackle Direct, the nation's leading eCommerce site, which will carry our complete line of MONSTERBASS products.

As we continue to look ahead, our goal is to help everyone fish better! We want to save everyone from the indoors and get them outdoors and in love with the sport of fishing! We're going to continue to introduct innovative products and gamify the way our community interacts with one another.

The Team

Officers and Directors

Name: Richard Patri

Richard Patri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, President, and Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Rick oversees all operations of the company and currently receives annual salary compensation of $240,000.

Name: Michael Jones

Michael Jones's current primary role is with Science Inc.. Michael Jones currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2019 - Present
  Responsibilities: Board Member. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Coozie Outdoors
  Title: Board Member
  Dates of Service: January, 2019 - January, 2020
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: CarBlip
  Title: Board Member
  Dates of Service: September, 2017 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: SpringRole, Inc.
  Title: Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: pray.com
  Title: Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: PlayVS
  Title: Board Member
  Dates of Service: June, 2017 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Protego Trust
  Title: Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Mammoth Media
  Title: Board Member
  Dates of Service: August, 2016 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Scopely
  Title: Advisor
  Dates of Service: August, 2011 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Liquid Death Mountain Water
  Title: Board Member
  Dates of Service: February, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Science Inc.
  Title: CEO
  Dates of Service: October, 2011 - Present
  Responsibilities: CEO

Name: David Grillo

David Grillo's current primary role is with Stillwater Property Group. David Grillo currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Board Member. David does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Stillwater Property Group
  Title: CEO
  Dates of Service: January, 2000 - Present
  Responsibilities: Oversee operations of the company.

Name: Rochelle Mitchell

Rochelle Mitchell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Finance and Principal Accounting Officer
  Dates of Service: May, 2019 - Present
  Responsibilities: Oversees bookkeeping and finance-related matters. Rochelle does not currently receve salary compensation for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our fishing subscription box. Delays or cost overruns in the development of our fishing subscription box and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark "MONSTERBASS", and 10 Internet domain names. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Richard Scott Patri Revocable Trust	4,500,000	Common Stock	43.8%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,330,187 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,194,173 outstanding.

Voting Rights

One Vote Per Share. Please see Voting Rights of Securities Sold in this Offering for additional information below.

Material Rights

The amount outstanding includes 2,500,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 421,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Holders of Preferred Stock will have certain liquidation preferences. Please see Exhibit F for complete details.

Protective Provisions

Holders of Preferred Stock will have certain protective rights. Please see Exhibit F for complete details.

Conversion Rights

Holders of Preferred Stock will have certain conversion rights. Please see Exhibit F for complete details.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $3,497,438.25 compared to $3,166,264.35 in fiscal year 2023.

Revenue declined from $3,497,438.25 in 2022 to $3,166,264.35 in 2023. The company reported that revenue declined due to COVID-related supply chain issues and a decline in retail sales throughout the entire recreational fishing market. As a whole, the recreational fishing market declined in 2022 & 2023, however, it appears to be primed for a comeback in 2024.

Cost of sales

Cost of Sales for fiscal year 2022 was $2,449,303.70 compared to $1,575,260.49 in fiscal year 2023.

Cost of Sales decreased from $874,043.21 from 2022 to 2023 (raw materials, shipping, etc.) due to better pricing and cutting unnecessary COGS.

Gross margins

Gross margins for fiscal year 2022 were $1,048,134.55 compared to $1,591,003.86 in fiscal year 2023.

Gross Margin increased by $542,869.31 from 2022 to 2023.

Expenses

Expenses for fiscal year 2022 were $2,285,440.40 compared to $1,629,312.63 in fiscal year 2023.

Expenses decreased from $2,285,440.40 in 2022 to $1,629,312.63 in 2023. The company made budget cuts, and priced out better services and lowered shipping cost.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our ongoing efforts to optimize the business.

Last year, we reorganized our team, reprioritized our business initiatives, and laid out our strategy to reaccelerate revenue growth by investing in content, community growth, and engagement, improving our direct-response advertising business, and diversifying the sources of our revenue. While we are still far from achieving the revenue growth to which we aspire, we believe that the momentum we have established in community growth and content engagement are significant improvements that are generating a return on investment.

We believe this will have a positive effect on future cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31, 2024, the Company has capital resources available in the form of a line of credit for $250,000 from MAXIMUS OUTDOORS LLC and $102,287 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations and necessary to support our future growth initiatives. While we believe the company will be profitable in 2024, we require additional funds to increase market share and revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $30,000/month for expenses related to the operations of the company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 36 months. This is based on an anticipated monthly burn rate of $30,000/month for expenses related to the operations of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit and additional private investment.

Indebtedness

- Creditor: Maximus Outdoors
  Amount Owed: $25,000.00
  Interest Rate: 3.0%
  Maturity Date: December 30, 2024

- Creditor: SBA EIDL Loan
  Amount Owed: $139,347.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- Creditor: SBA7a Cadence Bank
  Amount Owed: $287,186.00
  Interest Rate: 6.0%
  Maturity Date: December 08, 2031

Related Party Transactions

- Name of Person: Rick Patri
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Personal credit card transaction for business expenses.
  Material Terms: no interest and paid monthly in full

- Name of Person: Rochelle Mitchell
  Relationship to Company: Finance Manager
  Nature / amount of interest in the transaction: Personal credit card use for business transactions.
  Material Terms: No interest and paid in full each month.

Valuation

Pre-Money Valuation: $6,992,911.69

Valuation Details:

This Valuation has been calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company does not have any warrants or other securities with a right to acquire shares outstanding. In making this calculation, we have assumed that:

(i) all outstanding options are exercised; and

(ii) all shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.04 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.11, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for new product development and market testing.

- Inventory

10.0%
We will use 15% of the funds raised to purchase inventory for the Company's inventory, baits, and lures.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, with an emphasis on Sales and Marketing. Wages to be commensurate with training, experience, and position.

- Working Capital
  20.0%
  We will use 20% of the funds for working capital to cover expenses as well as ongoing day-to-day operations of the Company.

- Marketing
  44.5%
  We expect to use a good percentage of the funds raised for customer acquisition, to expand market share & market this crowdfunding offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://monsterbass.com/ (monsterbass.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/monsterbass

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Outdoor Playground, Inc.

[See attached]

Outdoor Playground, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023


Mongio &
Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Outdoor Playground, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 22, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	199,400	279,364	502,594
Prepaid Expenses	24,157	58,018	11,606
Inventory	519,441	561,379	897,149
Other	4,287	5,987	-
Total Current Assets	747,285	904,748	1,411,348
Non-current Assets			
Intangible Assets: Website Development, net of Accumulated Amortization	12,206	10,534	-
Total Non-Current Assets	12,206	10,534	-
TOTAL ASSETS	759,491	915,282	1,411,348
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	261,316	401,973	320,445
Current Portion of Notes Payable	41,985	80,766	99,950
Notes Payable - Related Parties	193,277	173,873	28,607
Convertible Notes	500,000	500,000	100,000
Taxes Payable	6,693	7,555	3,522
Total Current Liabilities	1,003,270	1,164,167	552,525
Long-term Liabilities			
Notes Payable	391,488	433,473	188,279
Total Long-Term Liabilities	391,488	433,473	188,279
TOTAL LIABILITIES	1,394,758	1,597,640	740,804
EQUITY			
Paid-in Capital	500,140	500,140	500,140
Accumulated Deficit	(1,135,407)	(1,182,498)	170,403
Total Equity	(635,267)	(682,358)	670,543
TOTAL LIABILITIES AND EQUITY	759,491	915,282	1,411,348

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2021	-	-	500,140	538,406	1,038,546
Issuance of Common Stock	9,307,571	-	-	-	-
Net Income (Loss)	-	-	-	(368,003)	(368,003)
Ending Balance 12/31/2021	9,307,571	-	500,140	170,403	670,543
Net Income (Loss)	-	-	-	(1,352,901)	(1,352,901)
Ending Balance 12/31/2022	9,307,571	-	500,140	(1,182,498)	(682,358)
Net Income (Loss)	-	-	-	47,090	47,090
Ending Balance 12/31/2023	9,307,571	-	500,140	(1,135,408)	(635,268)

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	3,166,264	3,497,336	4,631,613
Cost of Revenue	1,575,260	2,449,304	2,947,528
Gross Profit	1,591,004	1,048,032	1,684,085
Operating Expenses			
Advertising and Marketing	635,150	997,523	740,721
General and Administrative	940,069	1,301,831	1,218,651
Rent and Lease	-	50,000	60,000
Amortization Expense	6,253	301	-
Total Operating Expenses	1,581,473	2,349,655	2,019,372
Operating Income (loss)	9,531	(1,301,624)	(335,287)
Other Income			
Interest Income	4,128	103	25
Income Tax Refund	96,961	-	-
Total Other Income	101,090	103	25
Other Expense			
Interest Expense	63,530	51,380	10,741
Other	-	-	22,000
Total Other Expense	63,530	51,380	32,741
Earnings Before Income Taxes	47,090	(1,352,901)	(368,003)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	47,090	(1,352,901)	(368,003)

Statement of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net Income (Loss)	47,090	(1,352,901)	(368,003)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization	6,253	301	-
Accounts Payable and Accrued Expenses	(140,657)	82,578	95,908
Inventory	41,938	335,768	(1,694)
Accounts Receivable	-	-	90,720
Prepaids	33,861	(46,412)	4,569
Taxes Payable	1,700	4,033	(1,249)
Other Payable	(862)	(7,065)	402
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(57,767)	369,203	188,655
Net Cash provided by (used in) Operating Activities	(10,676)	(983,698)	(179,347)
INVESTING ACTIVITIES			
Furniture & Fixtures	(7,925)	(10,835)	-
Net Cash provided by (used by) Investing Activities	(7,925)	(10,835)	-
FINANCING ACTIVITIES			
Proceeds from/(Repayments of) Notes Payable, net	(80,766)	126,010	138,330
Proceeds from Notes Payable - Related Parties	19,403	145,293	17,593
Proceeds from Convertible Notes	-	500,000	-
Net Cash provided by (used in) Financing Activities	(61,363)	771,303	155,922
Cash at the beginning of period	279,364	502,594	526,018
Net Cash increase (decrease) for period	(79,964)	(223,230)	(23,425)
Cash at end of period	199,400	279,364	502,594

Outdoor Playground, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Outdoor Playground, Inc. ("the Company") was formed in California as an LLC on January 9th, 2019, before converting to a Delaware C Corp on August 2nd, 2021. There is a community of anglers that share a love for fishing. The Company provides the tools, content and all the motivation one could ever need to get outside more often, become a better angler and have more fun fishing. Anchored by their monthly subscription box, the Company provides opportunities for anglers to learn about new products, discover new techniques and compete in challenges within their mobile app to win cash & prizes. The Company strives to create friendly competition that gives consumers the opportunity to enjoy the great outdoors while participating in a sport that they love.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling a subscription box that contains products and provides opportunities for anglers to learn about new products, discover new techniques, and compete in challenges within their mobile app to win cash & prizes. The Company's primary performance obligation is the delivery of its subscription box. Revenue is recognized at the time of shipment. Additionally, as the subscription box provides access to instructional tutorials within its app, the Company's performance obligation also includes to maintain an acceptable level of software uptime for users over the subscription period which is typically monthly. The Company analyzed the need to defer revenue and determined any amounts would be negligible as of December 31st, 2021, 2022, & 2023.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Website Development	3	18,760	(6,554)	-	12,206
Grand Total	**-**	**18,760**	**(6,554)**	**-**	**12,206**

Inventory and Prepaid Assets

The Company had an inventory balance of $519,441 and $879,449 as of December 31st, 2023 and 2022. The Company values its inventory using the FIFO (First-In, First-Out) method of accounting. The Company had $24,157 in purchase orders as of December 31st, 2023, included in the prepaid assets balance in the balance sheet herein.

In 2023, the Company recognized that they had undervalued their inventory in prior years. The financial statements herein have adjusted the prior year inventory balances as well as adjusted the retained earnings beginning balance by $305,124.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2021	-	$-
Granted	1,700,000	$0.25
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	1,700,000	$0.25
Granted	-	$-
Exercised	-	$-
Expired/cancelled	(400,000)	$0.25
Total options outstanding, December 31, 2022	1,300,000	$0.25
Granted	800,000	$0.25
Exercised	-	$-
Expired/cancelled	(750,000)	$0.25

Total options outstanding, December 31, 2023	1,350,000	$0.25
Options exercisable, December 31, 2023	1,350,000	$0.25

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2021	-	$-
Granted	1,700,000	$-
Vested	(943,750)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	756,250	$-
Granted	-	$-
Vested	(262,500)	$-
Forfeited	(400,000)	$-
Nonvested options, December 31, 2022	93,750	$-
Granted	800,000	$-
Vested	(893,750)	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Shareholder's have been paying various Company expenses through their own credit cards. The Company's liability to these shareholders were $109,277, $173,873 and $28,607 as of December 31st, 2023, 2022, and 2021, respectively. The amounts do not accrue interest and are due on demand.

A shareholder loaned the Company $84,000 in 2023. The loan does not accrue interest and is due in full in June of 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2020, the Company received an SBA loan totaling $150,000. In 2022, the Company made the first payment of $731 in December and ended the year with a balance of $131,541 and $149,169 as of December 31st, 2023 and 2022, respectively. The loan accrues interest at 3.75% and has a maturity date of June 1st, 2050.

The Company received an SBA7a loan totaling $350,000. The balance of the loan was $301,932 and $329,920 as of December 31st, 2023 and 2022, respectively. The loan accrues interest at 6% and has a maturity date of December 8th, 2031.

In 2022, the Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 5%. The note is convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event.

In 2020, the Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 8%. In 2022, the note was repaid upon maturity.

The Company received a capital loan totaling $150,000 with an 18 month loan term which started in October of 2021. The Company had a loan balance of $35,151 as of December 31st, 2022. The loan accrues interest of 9.99%, with recurring payment amounts of $9,014, and a maturity date in 2023. The loan was fully paid off in 2023.

See Note 3 – Related Party Transaction for details of loans from related parties.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	735,262
2025	41,985
2026	41,985
2027	41,985
2028	41,985
Thereafter	223,547

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Note Payable 1	150,000	9.99%	2023	-	-	-	35,151	-	35,151
Note Payable 2	150,000	3.75%	2050	5,327	126,214	131,541	17,628	131,541	149,169
Note Payable 3	350,000	6%	2031	36,658	265,274	301,932	27,988	301,932	329,920
Notes Payable - Related Parties	193,277	None	2023	193,277	-	193,277	173,873	-	173,873
Convertible Note 1	500,000	5%	2023	500,000	-	500,000	500,000	-	500,000
Convertible Note 2	100,000	8.00%	2022	-	-	-	-	-	-
Total				**735,262**	**391,488**	**1,126,749**	**754,640**	**433,473**	**1,188,112**

NOTE 6 – EQUITY

The Company has authorized 20,000,000 common shares with a par value of $0.0001 per share. 9,307,571 shares were issued and outstanding as of 2021, 2022, & 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF MONSTERBASS

Catch Greatness®

MONSTERBASS is on a mission to help you have more fun fishing! They've raised 750k to sell their subscription box to a market that is more popular in the United States than golf & tennis combined.



Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MONSTERBASS
COME CATCH GREATNESS® WITH US

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.53 Per Share

MIN INVEST
$250.69

VALUATION
$6.99M

REASONS TO INVEST

- We have an experienced leadership team, led by CEO Rick Patri who has 3 successful exits to his name. Additionally, the company has raised $1M to date, led by Science Inc., whose portfolio of early-stage investments includes Dollar Shave Club & Liquid Death.

- According to the American Sportfishing Association, there are approximately 74M anglers in the U.S. Of these 74M anglers, roughly 50M fish each year. Recreational fishing generates $51.2B in retail sales each year.*

A community of over 500K passionate anglers begging for an expanded product line who stand to benefit from their partnership with the best brands in the industry to create the only regionally based subscription box.

TEAM



Richard "Rick" Patri • Chief Executive Officer, President, and Director

Rick Patri is a team-focused, entrepreneurial executive with a track record of successfully building, growing and monetizing companies at the intersection of media and technology.

Known for transforming companies with revenue-producing and culture-changing leadership, Rick has spent much of his career heading up both successful turnarounds and start-ups.

A digital media pioneer, Rick was among the first to create, curate, distribute and more importantly monetize content specifically for the blogosphere. He has consistently led companies to push the limits of new technologies and emerging platforms.

Throughout his career, Rick has transitioned between digital media and technology; between large corporations and startup operations; and between the business and creative sides of the industry.

Patri was most recently the Chief Operating Officer at Lucky Tackle Box, a leading subscription service catering to the recreational fishing market. While there, he led a dramatic turnaround at the company, grew its social media presence to over 1 million Facebook fans and helped the company become the 2nd most influential publisher of social content in the outdoor and travel space.

Prior to that he helped start Dustland Media, one of the fastest growing digital agencies in Los Angeles. As one of the managing partners, he oversaw the day-to-day business and creative aspects for its new portfolio of business, before closing a successful exit.

Before helping start Dustland, Rick spent 10 years as the Vice President, Sales & Marketing in the Enterprise Technology and Services space.

Patri has operated or worked as a senior executive for a wide range of companies including Marqui Inc., the first company to ever pay bloggers to blog; Pivotal Corporation, a billion

dollar CRM company, and RAND Worldwide, where he lead a new startup incubator.

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Michael Jones • Board Member

As a founder of studio and venture fund Science Inc., Mike leverages his operational expertise and keen entrepreneurial talent to help Science founders scale highly profitable and successful businesses. Mike develops predictive strategies for portfolio companies, and the firm overall, that taps into future societal shifts and disrupts entrenched markets.

A longtime Internet executive, entrepreneur, and strategic adviser, Mike spent his career growing businesses ranging from early stage startups to private equity-backed assets to public media companies.

Mike's ability to predict the next shift extends beyond his work at Science to when he served as the CEO of Myspace. In his role he foresaw the impact of social influence over software, a predictive strategy he also saw as CEO of Userplane (acquired by AOL), and investment in HouseParty (acquired by Epic). Mike's work with Mammoth Media, Hello Society and Famebit also highlights how he spotted the future of content and built these brands to thrive at the onset of GenZ's as content consumers and influencer takeover.

His experience and expertise in both large and small companies focuses on strategy, growth, and operational efficiency, and has resulted in over $2B in exits (three of which were in 2016 alone). You can get a glimpse of his thought process in this Dollar Shave Club case study or his take on GenZ and Mammoth Media in a case study. Mike currently resides in Los Angeles with his wife and two children, whom he loves writing about.

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Rochelle Mitchell • Head of Finance and Principal Accounting Officer

Highly meticulous and reliable Finance Director with an outstanding client service record. My experience spans over 12 years in different finical roles. I have held head of finance and controller positions in many industries

I am an adaptive multitasker able to handle a number of cash management projects with professionalism and accuracy. As well as strong research skills in optimizing current and efficient cash management team operation.

In all positions, I demonstrated attention to detail; organizational, analytical and computational skills; superior service delivery; and strengths in financial reporting.

Read Less





David Grillo • Board Member

Information Real Estate Developer, Private Equity Investor-Stillwater Property Group CEO 23 years + experience.

Read Less



Show Less

*Source

THE PITCH

Catch More Fish With MONSTERBASS


MONSTERBASS
CATCH GREATNESS
WWW.MONSTERBASS.COM
CATCH GREATNESS
PLATINUM SERIES
Curated subscription boxes tailored to your location—with hand-picked baits, a 20 page guidebook to show you how to fish those baits, access to 200+ instructional videos, VIP store access, a $10 store gift card, free tournament entry fees, stickers & more...

MONSTERBASS® is an Outdoor Playground brand that's redefining fishing fun. As a community of passionate people who share a love for fishing, we're on a mission to unleash the MONSTERBASS within you and bring the thrill of the great outdoors straight to your doorstep with our customizable and convenient subscription boxes. You'll receive hand-selected, region-specific gear curated by our expert team of bass fishermen. But that's not all – we go the extra mile to ensure you have everything you need for a fun and successful fishing trip, including proper tools and educational resources like instructional videos.

We believe there's a little MONSTERBASS in all of us and we seek to bring the freedom of the outdoors to you. Our mission is to celebrate our love for fishing and the great outdoors by helping our community become better anglers & have more fun every time we hit the water.

THE OPPORTUNITY & OUR BUSINESS MODEL

We'll Feed Your Fishing Addiction

As a B2C and B2B digital consumer brand, MONSTERBASS has mastered the art of catering to fishing enthusiasts through our omnichannel eCommerce sales strategy. Our revenue streams flow from individual purchases and our innovative subscription-based products, ensuring a consistent and growing customer base.


PB GUARANTEE
MONSTERBASS IS ONE OF THE ONLY FISHING
COMMUNITIES WITH A PB GUARANTEE.



What sets MONSTERBASS apart from the competition is our unwavering commitment to providing anglers with everything they need for their best fishing season ever. Our curated boxes are meticulously tailored to your specific needs, with our expert team handpicking the best bait for your fishing region. We understand that the lures you'd use in Florida differ from those in New York, and that's where our expertise shines. With each month's shipment, you'll receive carefully selected baits and informative instructional videos to maximize your success on the ponds, lakes, and rivers you fish. We're not just providing tools; we're delivering a comprehensive fishing experience.

MONSTERBASS gives you everything you need to feed your fishing addiction so you can go out & catch your new personal best!


At MONSTERBASS we have an entire team of experts who select the baits we send to you each month & to create informative instructional videos on each one.

THE MARKET & OUR TRACTION

50 Million Americans Go Fishing Every Year

Fishing isn't just a sport; it's a way of life for over 50 million Americans who fish each year (Source). In fact, in the United States fishing ranks as the 4th most popular sport by participation, with even more enthusiasts than the combined numbers of golf and tennis players (Source). With the Global Sports Fishing Equipment Market projected to reach a staggering $21.41 billion by 2027, MONSTERBASS is ready to dive into this industry (Source).


MONSTERBASS
50 MILLION +
Americans go fishing each year which makes it the **4th most popular sport by participation.**
ESTIMATED GLOBAL SPORTS FISHING EQUIPMENT MARKET
$14.99B
$15.87B
Projected CAGR of
6.12%
$21.41B
2021
2022
2027 (Projected)

Source | Source

MONSTERBASS has gained recognition as a leading adjective for large bass, capturing the essence of our brand. Additionally, our trademark pending product line, LUNKERSTICK, showcases our commitment to manufacturing top-notch fishing rods, aptly named after the commonly used terms for large fish and fishing rods themselves. Many of the key performance indicators (KPI's) that we monitor to determine the health of the business have reach near all-time highs. Customer Lifetime Value has continued to climb reaching $300 per customer, while at the same time the average # of orders per customer has increased to 8 which we believe will help to drive our CLV even higher. Our return on average spend

(ROAS) on digital advertising continues to increase which is indicator of higher revenue generation. While this is not the entire list of KPI’s that we monitor, the aforementioned are a few that we believe to be growth indicators.



Launch of **MONSTERBASS Catch, Measure & Compete, a mobile app** that offers fun challenges and competitions, allowing members to earn badges, trophies, and more.

In 2024 we acquired the assets of GrandeBass, a soft-plastic manufacturer based in Austin, TX and a tungsten terminal tackle company, 1st Contact Tungsten. We partnered with Pitman Creek Wholesale, the 2nd largest fishing tackle distributor in the US, to expand our retail footprint and have increased the number of retailers carrying our products from 30 to 100.

We designed, manufactured & release our first line of fishing rods with tremendous market acceptance. LUNKERSTICKS were made available for pre-sale and sold out prior to launch. We are now in pre-sales for our 2nd line of fishing rods, a BFS series that will launch in 2025.

Tackle Direct: The nation's leading eCommerce site agrees to carry the entire line of MONSTERBASS products.

ABOUT

HEADQUARTERS

12323 Landale Street
Studio City, CA 91604

WEBSITE

View Site

MONSTERBASS is on a mission to help you have more fun fishing! They've raised 750k to sell their subscription box to a market that is more popular in the United States than golf & tennis combined.

Incredible partnerships have helped propel MONSTERBASS even further. Major League Fishing, the world's largest tournament-fishing organization, joined forces with us for a three-year partnership to co-create and market products tailored to recreational fishing enthusiasts nationwide. Furthermore, we've secured a significant retail collaboration with Tackle Direct, the nation's leading eCommerce site, which will carry our complete line of MONSTERBASS products.

TERMS

Monsterbass

Overview

PRICE PER SHARE	VALUATION
$0.53	**$6.99M**
DEADLINE	FUNDING GOAL
May. 1, 2025 at 6:59 AM UTC	**$10K - $1.23M**

Why Invest

Come Catch Greatness®

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.69	**Equity**
MAX INVESTMENT	SHARES OFFERED
$1,234,999.11	**Common Stock**

MIN NUMBER OF SHARES OFFERED
18,868

MAX NUMBER OF SHARES OFFERED
2,330,187

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$759,491	$915,282
Cash & Cash Equivalents	$199,400	$279,364
Accounts Receivable	$0	$0
Short-Term Debt	$1,003,270	$1,164,167
Long-Term Debt	$391,488	$433,473
Revenue & Sales	$3,166,264	$3,497,336
Costs of Goods Sold	$1,575,260	$2,449,304
Taxes Paid	$0	$0
Net Income	$47,090	-$1,352,901

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange


COME CATCH GREATNESS® WITH US
Invest today and help us make a splash in the fishing industry.

With a mission to celebrate our love for fishing and the great outdoors, MONSTERBASS is revolutionizing the fishing industry. Our personalized fishing tackle subscription boxes, powered by data-driven insights, keep customers hooked and generate recurring revenue. We're not just another fishing brand – we're a community-driven movement that brings people closer to nature. And now, with the launch of MONSTERBASS Catch, Measure & Compete, our mobile app offers exciting challenges and competitions, allowing members to earn badges, trophies, and more.

As over 50 million Americans annually participate in fishing, MONSTERBASS taps into a large and growing market. With strategic partnerships, a dedicated customer base, and a clear roadmap for expansion, we're ready to grow!

Commission has not made an independent determination that these securities are exempt from registration.

Dive into the MONSTERBASS experience and join us in celebrating our love for fishing and the great outdoors. Invest in MONSTERBASS today and help us make a splash in the fishing industry.

Come Catch Greatness® with us.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

Active subscribers of Monsterbass's subscription are eligible for an additional 5% bonus shares.

Time-Based Perks

Extremely Early Bird

Invest within the first 72 hours and receive 4% bonus shares.

Super Early Bird

Invest within the first week and receive 3% bonus shares.

Early Bird

Invest within the first two weeks and receive 2% bonus shares.

Combo/Avid Investor Perk

Early Bronze | $2,500+

Invest $2,500+ within the first two weeks and receive 2% bonus shares.

Early Silver | $5,000+

Invest $5,000+ within the first two weeks and receive 4% bonus shares.

Early Gold | $10,000+

Invest $10,000+ within the first two weeks and receive 6% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive 1 LUNKERSTICK fishing rod gift card.

Tier 2 | $1,000+

Invest $1,000+ and receive 1 LUNKERSTICK fishing rod gift card + 1 Year MONSTERBASS Subscription.

Tier 3 | $5,000+

Invest $5,000+ and receive 3% bonus shares + a gift card for 3 LUNKERSTICK fishing rods + 1 Year MONSTERBASS Subscription.

Tier 4 | $10,000+

Invest $10,000+ and receive 5% bonus shares + a gift card for a full set of LUNKERSTICK fishing rods + 1 Year MONSTERBASS Subscription + Private dinner with Monsterbass CEO and team.*

Tier 5 | $25,000+

Invest $25,000+ and receive 10% bonus shares + a gift card for a full set of LUNKERSTICK fishing rods + 1 Year MONSTERBASS Subscription + Private dinner in Los Angeles with CEO and team + Weekend fishing trip with Monsterbass CEO and team.*

**Monsterbass will fly out investors qualifying for these perks*

*** MONSTERBASS Subscriptions will commence at the conclusion of this Reg CF offering*

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Outdoor Playground, Inc. (Monsterbass) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.53 / share, you will receive 110 shares of Monsterbass, meaning you'll own 110 shares for $53. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?



At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs



@ 2025 All Rights Reserved





   

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]


Delaware
The First State

I, KRISTOPHER E. KNIGHT, ACTING SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "OUTDOOR PLAYGROUND HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JANUARY, A.D. 2025, AT 7:37 O`CLOCK P.M.



Kristopher E. Knight, Acting Secretary of State

6359158 8100
SR# 20250114453

Authentication: 202750954
Date: 01-22-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

OUTDOOR PLAYGROUND HOLDINGS, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Outdoor Playground Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Outdoor Playground Holdings, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 2, 2021, under the name Outdoor Playground Holdings, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 1st day of August, 2024.

By: *Rick Patri*
Richard Patri
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:37 PM 01/13/2025
FILED 07:37 PM 01/13/2025
SR 20250114453 - File Number 6359158

Exhibit A

OUTDOOR PLAYGROUND HOLDINGS, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Outdoor Playground Holdings, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 9 East Loockermann Street Suite 311, 19901, in the City of Dover, County of Kent. The name of its registered agent at such address is GKL Registered Agents of DE, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Original Issue Price***" means $0.5724 per share for the Series Seed Preferred Stock.

"***Permitted Financing***" means a financing transaction in which the securities issuable in such financing (1) shall have an original issue price greater than $0.7500 per share, and (2) shall be subordinate or senior to or *pari passu* with the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 21,000,000, consisting of (a) 20,000,000 shares of Common Stock, $0.0001 per share and (b) 1,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of a majority of the Company's capital stock, including all of the outstanding shares of Common Stock and the outstanding shares of Preferred Stock, on an as-converted basis, are entitled to elect directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of a majority of the Company's capital stock, including all of the outstanding shares of Common Stock and the outstanding shares of Preferred Stock, on an as-converted basis, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of a majority of the Company's capital stock, including all of the outstanding shares of Common Stock and the outstanding shares of Preferred Stock, on an as-converted basis constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock and, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing shall not be deemed to alter the rights, powers or privileges of the Series Seed Preferred Stock as then in effect, in a way that adversely affects the rights of the Series Seed Preferred Stock for the purposes hereof;

(b) increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;

(c) other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3, unless the holders of Series Seed Preferred Stock will receive an amount per share of not less than one hundred and fifty percent (1.5X) the applicable Original Issue Price in connection with such Deemed Liquidation Event.

(g) take any of the foregoing actions in respect of any wholly owned subsidiary of the Corporation.

1. **<u>Conversion</u>.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

1.1 <u>Right to Convert</u>.

1.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

1.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

1.2 <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

1.3 Mechanics of Conversion.

1.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

1.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the

Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

1.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

1.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

1.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

1.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

1.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

1.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

1.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

1.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

1.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent,the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

1.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

2. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

3. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

4. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

5. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]



WANT TO MAYBE OWN A PART OF MONSTERBASS?

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT IS EQUITY CROWDFUNDING?

Equity crowdfunding allows individuals to invest in early-stage companies in exchange for ownership, or equity. Investors support businesses they believe in and gain the potential for financial returns if the company grows and succeeds. This type of funding democratizes investment, making it accessible beyond traditional venture capitalists to the wider public.

WHAT THIS MEANS FOR YOU

This is your chance to do more than support; it's an opportunity to own a part of MONSTERBASS. By investing with us, you're claiming your share of the company, joining a community that's not just passionate about fishing but is also vested in the growth and success of a brand that's leading the charge in the industry. Together, we're not just fans of fishing; we're part-owners, shaping its future and sharing in the success that comes with every milestone we achieve.

WHY INVEST IN US?


CATCH GREATNESS

We have an experienced leadership team, led by CEO Rick Patri with 3 successful exits, raised $1M to date, led by Science Inc., whose portfolio of early-stage investments includes Dollar Shave Club & Liquid Death.


CATCH GREATNESS

According to the American Sportfishing Association, there are approximately 74M anglers in the U.S. Of these 74M anglers, roughly 50M fish each year. Recreational fishing generates $51.2B in retail sales each year.*


CATCH GREATNESS

A community of over 500K passionate anglers begging for an expanded product line who stand to benefit from their partnership with the best brands in the industry to create the only regionally based subscription box.

THE MARKET & OUR TRACTION

With 50 million Americans participating annually, fishing is the 4th most popular sport. The fishing gear market is booming and expected to reach $21.41 billion by 2027.


ESTIMATED GLOBAL SPORTS FISHING EQUIPMENT MARKET
$14.99B
$15.87B
Projected CAGR of
6.12%
$21.41B
2021
2022
2027 (Projected)